NEWS RELEASE

Company Contact:
Barry Regenstein, President
Command Security Corporation
845-454-3703

COMMAND SECURITY CORPORATION ANNOUNCES FINANCIAL RESULTS

Annual Revenues Increase 10% for Fiscal 2009

Lagrangeville, NY, June 26, 2009 -- Command Security Corporation (NYSE Amex: MOC) announced today its financial and operating results for the fourth quarter and fiscal year ended March 31, 2009.

Revenues for the three months ended March 31, 2009 increased 6.3% to $32,397,674, compared with revenues of $30,480,867 in the same period of the prior year.  Net loss was $123,326, or $.01 per basic and diluted share compared with net income of $918,431, or $.09 and $.08 per basic and diluted share, respectively, in the same period of the prior year.  Operating income was $205,745, or .6%, compared to $625,011, or 2.1% in the same period of the prior year.

Revenues for the fiscal year ended March 31, 2009 increased 9.6% to $130,813,244, compared with revenues of $119,403,865 for the fiscal year ended March 31, 2008.  Net income decreased to $1,281,883, or $.12 and $.11 per basic and diluted share, respectively, compared with $2,473,585, or $.23 and $.22 per basic and diluted share, respectively, for the fiscal year ended March 31, 2008.  Operating income was $3,007,641, or 2.3%, compared to $2,969,033, or 2.5% for the fiscal year ended March 31, 2008.

Revenue growth during the three months and fiscal year ended March 31, 2009 was primarily attributable to the following events:

•	The acquisitions of security services businesses in Florida and Maryland;
•	The expansion of aviation services to new customers at Los Angeles International Airport in California, and John F. Kennedy International Airport and LaGuardia Airport in New York;
•	The expansion of security services to new and existing customers, including a major medical center, a New York based hospital and a major international commercial bank;
•	A new contract with a large grocery market distribution center in California; and
•	A new contract with a company that provides merchandising and distribution centers to a major grocery retailer in New Jersey.

The decrease in net income for the three months and fiscal year ended March 31, 2009, compared to the corresponding periods of the prior fiscal year was primarily attributable to a higher effective tax rate in the current year period primarily resulting from the recognition of deferred tax assets in the fiscal year ended March 31, 2008.

Commenting on the fiscal 2009 results, Edward S. Fleury, Chief Executive Officer of Command Security, stated “Our experienced management team has been proactive in implementing financial and operational programs in this challenging economic environment.  In addition to continuing to meet our top-line goals, we have and will continue to maintain our disciplined approach towards cost and expense management.  We are managing the business prudently and making decisions for sustained success over the long-term, including, for example, by investing in sales and back-office efficiencies, continuing to expand our geographic footprint and utilizing customer capacity reductions as an opportunity to reduce overtime.  We are doing all of this without compromising the quality of our service delivery and we are confident we will emerge from this downturn as a stronger force in the industry.”

Barry I. Regenstein, President of Command Security, stated, “Our focus on managing working capital across the business and the commitment of an expanded revolving credit facility continues to provide the resources to implement our strategy of expanding through organic growth and selective strategic acquisitions.”

About Command Security Corporation

Command Security Corporation provides security and aviation services to protect buildings, assets and people through over forty company-owned offices in eighteen states and to more than 100 of the largest domestic and international airlines, airports, airport authorities and the general aviation community.  We safeguard against theft, fraud, fire, intrusion, vandalism and the manifold threats that many of our customer’s are facing today.  Partnering with each client, we design programs customized to meet specific security needs and solve problems.  We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our clients face involving security.  Our mission is to enable businesses to operate without disruption or loss, and to create safe environments for our customer’s people and their employees.  For more information concerning the Company, please refer to its website at www.commandsecurity.com.

Forward-Looking Statements

This announcement by Command Security Corporation (referred to herein as the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company.  Such forward-looking statements by their nature involve a degree of risk and uncertainty.  The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2009, filed with the Securities and Exchange Commission, and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission.  You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company.  The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.  You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission, which are publicly available at the Securities and Exchange Commission’s website at www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

	Three Months Ended March 31, (Audited)		Fiscal Year Ended March 31, (Audited)
	2009	2008	2009	2008

Revenues	$32,397,674	$30,480,867	$130,813,244	$119,403,865

Operating income	205,745	625,011	3,007,641	2,969,033

Other expense	124,932	141,580	461,619	655,448

Provision (benefit) for income taxes	204,139	(435,000)	1,264,139	(160,000)

Net income (loss)	$(123,326)	$918,431	$1,281,883	$2,473,585

Net income (loss) per common share Basic	$(0.01)	$0.09	$0.12	$0.23
Diluted	$(0.01)	$0.08	$0.11	$0.22

Weighted average number of common shares outstanding Basic	10,772,613	10,733,797	10,772,613	10,733,797
Diluted	11,364,821	11,536,283	11,391,047	11,383,985

Balance Sheet Highlights	March 31, 2009	March 31, 2008
	(Audited)	(Audited)

Cash	$177,011	$146,782
Accounts receivable	21,603,826	20,097,835
Total current assets	25,898,164	24,835,531
Total assets	34,265,035	32,786,449
Total current liabilities	18,792,120	18,738,495
Short-term debt	11,006,134	8,758,334
Total liabilities	19,543,467	19,426,700
Stockholders’ equity	14,721,568	13,359,749
Total liabilities and stockholders’ equity	$34,265,035	$32,786,449